SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 1-12305

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

FIRSTFED AMERICA BANCORP, INC.
One Firstfed Park
Swansea Mall Drive
Swansea, MA 02777

REQUIRED INFORMATION

Item 1-3. The First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

Consent of KPMG
Financial Statements and Supplemental Schedule

INDEPENDENT AUDITOR'S CONSENT

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
FIRSTFED AMERICA BANCORP, INC.

We consent to incorporation by reference in the Registration Statement on Form S-8 of FIRSTFED AMERICA BANCORP, INC. of our report dated April 24, 2002, of FIRSTFED AMERICA BANCORP, INC. and subsidiaries, ("FIRSTFED") with respect to the consolidated balance sheets of FIRSTFED as of March 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2002, which appears in the Annual Report on Form 10-K for the year ended March 31, 2002.

KPMG LLP

Boston, Massachusetts
June 27, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

KPMG

FIRST FEDERAL SAVINGS BANK OF AMERICA EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Table of Contents

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

Plan Administrator
First Federal Savings Bank of America
Employees' Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
June 25, 2002

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at fair value (note 4):			
Cash and cash equivalents	$	90,732	62,015
FIRSTFED AMERICA BANCORP, INC. common stock		2,617,820	2,282,496
Investment in common/collective trust funds		4,932,848	4,434,730
Participant loans receivable		89,545	95,965
Total investments		7,730,945	6,875,206
Receivables:			
Contributions receivable		78,000	74,305
Total assets		7,808,945	6,949,511
Liabilities:			
Other liabilities, net		4,056	423
Net assets available for plan benefits	$	7,804,889	6,949,088

See accompanying notes to financial statements.

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Additions to net assets attributed to:			
Contributions:			
Employee	$ 830,899	784,916	607,634
Employer	249,960	242,328	183,568
Rollovers	34,740	436,468	99,310
Total contributions	1,115,599	1,463,712	890,512
Net appreciation (depreciation) in fair value of investments (note 4)	(93,213)	463,769	153,539
Dividend and interest income	84,332	67,802	42,042
Interest on outstanding participant loans	9,168	5,390	4,859
Total additions	1,115,886	2,000,673	1,090,952
Deductions from net assets attributed to:			
Benefits paid to participants	223,970	124,855	119,522
Administrative expenses	36,115	32,290	23,007
Increase in net assets available for plan benefits	855,801	1,843,528	948,423
Net assets available for plan benefits, beginning of year	6,949,088	5,105,560	4,157,137
Net assets available for plan benefits, end of year	$ 7,804,889	6,949,088	5,105,560

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the First Federal Savings Bank of America Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information, and participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan sponsored by First Federal Savings Bank of America (the Bank). The Bank became a wholly owned subsidiary of FIRSTFED AMERICA BANCORP, INC. (the Company) on January 15, 1997.

(a) General

Employees become participants in the Plan in the month following date of hire. Beginning January 1, 1998, employees are not eligible to receive employer contributions until the first day of the month following the date the employee completes 12 months of employment with the Bank. Additionally, the employee must complete at least 1,000 hours of employment in the 12-month period. In addition, the Plan was amended effective January 1, 1998 to exclude hourly employees employed after January 1, 1998. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may contribute up to 15% of their annual wages, subject to Internal Revenue Service contribution limitation requirements. The Bank will make a matching contribution equal to 50% of the employee's deferral not to exceed 3% of the employee's eligible compensation. Plan participants can make pre-tax elective deferrals to the Plan in multiples of 1% of Plan salary.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d) Vesting

Participants are immediately vested in their voluntary contributions and employer contributions plus actual earnings thereon.

(e) Payment of Benefits

On termination of service, a participant may elect to receive either a single lump sum amount equal to the value of his or her vested account, or if the total vested account equals or exceeds $500, the participant may elect, in lieu of a lump-sum payment, to be paid in annual installments over a period of 2 to 10, 15 or 20 years with the right to take, in a lump sum, the vested balance of the account at any time during such payment period. If the participant's life expectancy is actuarially determined to be less than the period elected, the maximum period over which the participant can receive annual installments will be the next lower payment period.

(Continued)

(f) ***Participant Investment Options***

Each participant currently has the option of allocating contributions to any of the following investment funds managed by Barclays Global Investors (BGI). The investment funds, other than employer stock, are part of a common/collective trust fund.

500 Stock Fund
A passively managed, diversified equity portfolio with the objective of simulating the performance of the Standard & Poor's (S&P) Composite Index of 500 stocks. An investment in the 500 Stock Fund provides an opportunity for investment growth generally consistent with that of widely traded common stock, but with a corresponding risk of decline in value.

Stable Value Fund
A portfolio of fixed income contracts with the objective of maximizing income at minimum risk of capital. Contributions are invested in fixed-income instruments including but not limited to group annuity contracts issued by insurance companies.

Midcap Stock Fund
A passively managed, diversified portfolio of stocks with the objective of replicating the performance of the S&P Midcap Index. An investment return generally consistent with that of smaller to medium-sized company stocks, with an above average potential for increase or decrease in value.

Government Money Market Fund
A government instrument fund with the objective of maximizing income at minimum risk of capital with underlying investments in obligations issued or guaranteed by the United States government or agencies or instrumentalities thereof.

Bond Market Fund
A portfolio of high quality treasury, agency, corporate, and asset/mortgage-backed securities with the objective of replicating the total performance of the Lehman Brothers Aggregate Bond Index.

International Fund
A portfolio invested in foreign stocks in multiple countries with the objective of offering the potential return of investing in the stocks of established non-U.S. companies, as well as the potential risk-reduction of broad diversification.

Income Plus Fund
A portfolio with approximately 80% of its investments in a combination of stable value investments and U.S. bonds, with the balance invested in U.S. and international stocks, with the objective of preserving the value of the investment over short periods of time and offering some potential for growth.

(Continued)

Growth & Income Fund
A portfolio invested in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments with the objective of providing a balance between the pursuit of growth and protection from risk.

Growth Fund
The Growth Fund invests the majority of its assets in both domestic and international stocks. Its long-term objective is to pursue high growth of invested capital over time.

500 Value Stock Fund
A diversified portfolio of large-capitalization value held in the S&P/BARRA Value Index.

500 Growth Stock Fund
A diversified portfolio of large-capitalization growth stocks held in the S&P/BARRA Growth Index.

Russell 2000 Stock Fund
The Fund invests in most, or all of the stocks held in the Russell 2000 Index, which is one of the better-known indexes used to measure the performance of U.S. small company stocks.

FIRSTFED AMERICA BANCORP, INC. Common Stock
Invests in shares of FIRSTFED AMERICA BANCORP, INC. common stock.

(g) ***Loans***

Participants may borrow from the vested portion of their regular account or rollover account any amount between $1,000 and $50,000 (reduced by their highest outstanding loan balance(s) from the Plan during the preceding 12 months), subject to the following further limitation:

In no event may a participant borrow more than 50% of the combined vested balance of the regular account and rollover account, if any.

Participants may borrow only once in each calendar year from their regular account and once in each calendar year from their rollover account, if any. Each loan must be for at least $1,000. The amount of the loan will first be deducted from the taxable portion of the account, if any, and then from the after-tax contributions, if necessary.

The rate of interest for the term of the loan will be established as of the loan date, and shall be a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution.

The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or between one and five years for all other loans. After 12 monthly payments have been made, participants may repay the outstanding balance of the loan.

Defaults on participants' loans during the year are treated as a distribution of each individual's account balance.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Shares of FIRSTFED AMERICA BANCORP, INC. common stock are recorded at fair value as determined by quoted market prices. The BGI common/collective trust funds are valued on the basis of market valuations provided by independent pricing services. Units of BGI common/collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the funds' units occurs daily. Unit values are determined by dividing the value of each fund's net assets by the number of units outstanding on the valuation date. Purchases and sales of securities are reflected on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans to participants are recorded at cost which approximates fair value.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. The impact of SFAS No. 133 on the Plan financial statements was not material at January 1, 2001.

(3) Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter, dated June 30, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

(Continued)

(4) Investments

The following table represents the fair value of individual investments that represent 5% or more of the Plan's net assets:

		December 31	
		2001	2000
FIRSTFED AMERICA BANCORP, INC. common stock, 150,883 and 142,656 shares, respectively	$	2,617,820	2,282,496
Investments in common/collective trust funds:			
500 Stock Fund, 146,917 and 134,021 units, respectively		2,248,404	2,327,946
Midcap Stock Fund, 30,625 and 24,867 units, respectively		570,198	465,768
Stable Value Fund, 68,587 and 65,435 units, respectively		909,160	816,594

During 2001, 2000, and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(93,213), $463,769, and $153,539, respectively, as follows:

		2001	2000	1999
FIRSTFED AMERICA BANCORP, INC. common stock	$	194,249	641,161	(269,446)
Investments in common/collective trust funds		(287,462)	(177,392)	422,985
	$	(93,213)	463,769	153,539

(5) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become fully vested in their accounts.

FIRST FEDERAL SAVINGS BANK OF AMERICA
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue	(c) Number of shares/units/ description of investment	(d) Cost	(e) Current value
	Cash and cash equivalents	—	$ 90,732	90,732
*	FIRSTFED AMERICA BANCORP, INC. common stock	150,883	1,813,638	2,617,820
	BGI 500 Stock Fund	146,917	2,087,313	2,248,404
	BGI Stable Value Fund	68,587	750,081	909,160
	BGI Midcap Stock Fund	30,625	476,624	570,198
	BGI Government Money Market Fund	321,548	321,548	317,795
	BGI Bond Market Fund	10,181	135,582	149,544
	BGI International Fund	13,136	156,369	124,187
	BGI Income Plus Fund	3,153	37,989	41,395
	BGI Growth & Income Fund	6,272	81,845	81,235
	BGI Growth Fund	13,569	189,070	170,299
	BGI 500 Value Stock Fund	9,868	106,599	99,472
	BGI 500 Growth Stock Fund	17,729	174,716	151,756
	BGI Russell 2000 Stock Fund	5,942	71,707	69,403
**	Participant loans receivable	—	89,545	89,545
			$ 6,583,358	7,730,945

* Party in interest

** Loans granted to plan participants, varying maturities and interest rates from 5.75% to 10.50%, secured by, at minimum 50% of vested account balances.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/26/02

FIRST FEDERAL SAVINGS BANK OF AMERICA EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

/s/ Anthony Weatherford

Anthony Weatherford
Plan Administrator

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